Exhibit 99.1

Annual General Meeting of Shareholders of Sierra Metals Inc. (the “Corporation”)

held on June 19, 2019

in Toronto, Ontario

Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102

and Section 461 of the TSX Company Manual

		Common Shares Voted (including proxy vote)
Matter Voted Upon	Outcome of
	Vote
		For		Against	Withheld

1. To elect the following directors for
the ensuing year:

J. Alberto Arias	Approved	93,161,680	(80.04%)	n/a	23,231,238	(19.96%)
Steven G. Dean	Approved	99,880,452	(85.81%)	n/a	16,512,466	(14.19%)
Douglas F. Cater	Approved	115,960,619	(99.63%)	n/a	432,299	(0.37%)
Ricardo Arrarte	Approved	93,284,328	(80.15%)	n/a	23,108,590	(19.85%)
Igor Gonzales	Approved	114,523,154	(98.39%)	n/a	1,869,764	(1.61%)
Dionisio Romero	Approved	110,567,369	(94.99%)	n/a	5,825,549	(5.01%)
Jose Vizquerra Benavides	Approved	110,582,369	(95.01%)	n/a	5,810,549	(4.99%)

2. To reappoint	Approved	133,849,653	(99.97%)	n/a	39,543	(0.03%)
PricewaterhouseCoopers LLP as the
Corporation’s auditors for the ensuing
year and to authorize the directors to
fix their remuneration